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                           August 24, 2020

       Carole Ben-Maimon
       Chief Executive Officer
       Larimar Therapeutics, Inc.
       Three Bala Plaza E Ste 506
       Bala Cynwyd, PA 19004

                                                        Re: Larimar
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 14,
2020
                                                            File No. 333-246370

       Dear Dr. Ben-Maimon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Rachael M. Bushey